Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(Millions of Dollars)

	Three Months
	Ended		Year Ended December 31,
	March 31,
	2009		2008		2007		2006		2005		2004

Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, and income from equity investees	$424		$320		$6,743		$7,872		$5,013		$2,726
Add:
Fixed charges	170		643		658		566		474		410
Amortization of capitalized interest	5		18		15		9		8		7
Distributions from equity investees	–		–		–		47		50		42
Less:
Interest capitalized	(40)		(111)		(107)		(165)		(66)		(37)

Total earnings	$559		$870		$7,309		$8,329		$5,479		$3,148

Fixed charges:
Interest expense, net	$79		$340		$359		$212		$268		$260
Interest capitalized	40		111		107		165		66		37
Rental expense interest factor (1)	51		192		192		189		140		113

Total fixed charges	$170		$643		$658		$566		$474		$410

Ratio of earnings to fixed charges	3.3	x	1.4	x	11.1	x	14.7	x	11.6	x	7.7	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$559		$870		$7,309		$8,329		$5,479		$3,148

Total fixed charges	$170		$643		$658		$566		$474		$410
Preferred stock dividends	–		–		–		3		20		19

Total fixed charges and preferred stock dividends	$170		$643		$658		$569		$494		$429

Ratio of earnings to fixed charges and preferred stock dividends	3.3	x	1.4	x	11.1	x	14.6	x	11.1	x	7.3	x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.